SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

divine, inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

255402 40 6

(CUSIP Number)

Edward F. Glassmeyer

Oak Management Corporation

One Gorham Island

Westport, CT  06880

(203) 226-8346

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Charles J. Downey III, Esq.

Finn Dixon & Herling LLP

One Landmark Square

Stamford, CT 06901

(203) 325-5000

November 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners IX, Limited Partnership 06-1556218

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,981,176

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 2,981,176

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,176

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates IX, LLC 06-1556230

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 2,981,176

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 2,981,176

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,981,176

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.4%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates Fund - A, Limited Partnership 06-1571899

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,613

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 71,613

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,613

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates Fund, Limited Partnership 06-1556229

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,864

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 31,864

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,864

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak IX Affiliates, LLC 06-1556233

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 103,477

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 103,477

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,477

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.4%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Investment Partners X, Limited Partnership 06-1601019

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,788,453

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 12,788,453

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,788,453

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Associates X, LLC 06-1630661

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 12,788,453

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 12,788,453

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,788,453

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.2%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak X Affiliates Fund, Limited Partnership 06-1622220

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 205,351

	8.	Shared Voting Power None.

	9.	Sole Dispositive Power 205,351

	10.	Shared Dispositive Power None.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak X Affiliates, LLC 06-1630662

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 205,351

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 205,351

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 205,351

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.8%

14.	Type of Reporting Person (See Instructions) OO-LLC

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Oak Management Corporation 06-0990851

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,078,457

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,078,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,078,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bandel L. Carano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,078,457

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,078,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,078,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gerald R. Gallagher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 3,084,653

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 3,084,653

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,084,653

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 10.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Edward F. Glassmeyer

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,078,457

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,078,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,078,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Fredric W. Harman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,078,457

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,078,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,078,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ann H. Lamont

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 16,078,457

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 16,078,457

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,078,457

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 38.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David B. Walrod

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 12,993,804

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 12,993,804

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,993,804

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 33.5%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 255402 40 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David B. Black

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,000

	8.	Shared Voting Power 800

	9.	Sole Dispositive Power 10,000

	10.	Shared Dispositive Power 800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,800

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.0%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 3 to
Statement on Schedule 13D

Item 1.	Security and Issuer

This Amendment No. 3 to Statement on Schedule 13D relates to the beneficial ownership of Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of divine, inc., a Delaware corporation (the “Company”).  This Amendment No. 3 to Schedule 13D is being filed on behalf of the Reporting Persons (as defined below) and amends and supplements the Schedule 13D filed by certain of the Reporting Persons on June 10, 2002, as amended by Amendment No. 1 thereto filed on July 30, 2002 and Amendment No. 2 thereto filed on September 3, 2002. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. This Amendment No. 3 to Statement on 13D is being filed to reflect the addition of the David B. Black as a Reporting Person.

Item 2.	Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:

                (a)           This statement is filed by Oak Investment Partners IX, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners IX”), Oak Associates IX, LLC, a Delaware limited liability company (“Oak Associates IX”), Oak IX Affiliates Fund - A, Limited Partnership, a Delaware limited partnership (“Oak Affiliates Fund IX - A”), Oak IX Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak Affiliates Fund IX”), Oak IX Affiliates, LLC, a Delaware limited liability company (“Oak IX Affiliates”), Oak Investment Partners X, Limited Partnership, a Delaware limited partnership (“Oak Investment Partners X”), Oak Associates X, LLC, a Delaware limited liability company (“Oak Associates X”), Oak X Affiliates Fund, Limited Partnership, a Delaware limited partnership (“Oak Affiliates Fund X”), Oak X Affiliates, LLC, a Delaware limited liability company (“Oak X Affiliates”), Oak Management Corporation, a Delaware corporation (“Oak Management”), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont, David B. Walrod (collectively with Messrs. Carano, Gallagher, Glassmeyer and Harman and Ms. Lamont, the “Partners”) and David B. Black.

Oak Investment Partners IX, Oak Associates IX, Oak Affiliates Fund IX - A, Oak Affiliates Fund IX, Oak IX Affiliates, Oak Investment Partners X, Oak Associates X, Oak Affiliates Fund X, Oak X Affiliates and Oak Management are collectively referred to as the “Oak Entities”.  The Oak Entities, the Partners and David B. Black are collectively referred to as the “Reporting Persons” in this Schedule 13D.

By making this filing, the Reporting Persons acknowledge that they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the securities of the Company.  Each Reporting Person disclaims the existence of a “group” and disclaims beneficial ownership of all shares of Class A Common Stock or securities convertible into or exercisable for Class A Common Stock other than any shares or other securities reported herein as being owned by it, him or her, as the case may be.

The Agreement of Reporting Persons is attached hereto as Exhibit A.

                (b)           The principal executive offices of each of the Oak Entities, and the business address of each Partner and David B. Black, is c/o Oak Management Corporation, One Gorham Island, Westport, Connecticut 06880.

(c) The principal business of Oak Investment Partners IX, Oak Affiliates Fund IX - A, Oak Affiliates Fund IX, Oak Investment Partners X and Oak Affiliates Fund X is to assist growth-oriented businesses located primarily in the United States.  The principal business of Oak Associates IX is to act as general partner of Oak Investment Partners IX.  The principal business of Oak Associates X is to act as general partner of Oak Investment Partners X. The principal business of Oak IX Affiliates is to act as general partner of Oak Affiliates Fund IX - A and Oak Affiliates Fund IX.  The principal business of Oak X Affiliates is to act as general partner of Oak Affiliates Fund X. The principal business of Oak Management is to act as investment advisor to Oak Investment Partners IX, Oak Affiliates Fund IX - A, Oak Affiliates Fund IX, Oak Investment Partners X, Oak Affiliates Fund X and other venture capital investment funds.  The principal business and occupation of each of the Partners is to act as general partners, managing members, shareholders, directors and officers of the Oak Entities and a number of partnerships and limited liability companies with similar businesses. The principal business and occupation of David B. Black is as an employee of Oak Management. Mr. Black is employed by Oak Management, however he does not act as general partner, managing member, director and/or otherwise as an officer of, or have any voting or investment control over shares held by, any of the Oak Entities.

                (d)           None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                (e)           During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)            Each of the Oak Entities is organized under the laws of Delaware.  Each of the Partners and David B. Black is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by the addition of the following paragraph:

                David B. Black used personal funds to purchase shares of Class A Common Stock on the following dates for the respective number of shares and purchase prices listed below: 2,500 shares purchased on November 30, 2001 for $16.25 per share, 860 shares purchased on December 3, 2001 for $16.01 per share, 400 shares purchased on December 7, 2001 for $18.97 per share, 1,040 shares purchased on December 7, 2001 for $18.50 per share, 400 shares purchased on February 19, 2002 for $13.78 per share and 4,800 shares purchased on May 30, 2002 for $4.22 per share. Mr. Black’s wife used personal funds to purchase 400 shares of Class A Common Stock on November 30, 2001 for $16.25 per share, 140 shares of Class A Common Stock on December 3, 2001 for $16.04 per share and 260 shares of Class A Common Stock on December 7, 2001 for $18.52 per share. No part of any such purchase price was borrowed by Mr. Black or his wife for the purpose of acquiring such securities.

Item 4.	Purpose of Transaction

            The first three paragraphs contained in Item 4 are hereby replaced by the following four paragraphs:

                Each of Oak Investment Partners X and Oak Affiliates Fund X holds the Series B Preferred Stock described in Item 5 of this Schedule 13D for investment purposes only.

            Each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X and Oak Affiliates Fund X holds the shares of Series B-1 Preferred Stock described in Item 5 of this Schedule 13D for investment purposes only.

            David B. Black holds the shares of Class A Common Stock described in Item 5 of this Schedule 13D for investment purposes only.

                Depending on prevailing market, economic and other conditions, each of Oak Investment Partners IX, Oak Affiliates Fund IX, Oak Affiliates Fund IX - A, Oak Investment Partners X, Oak Affiliates Fund X and David B. Black may from time to time acquire additional shares of the capital stock of the Company or engage in discussions with the Company concerning further acquisitions of shares of the capital stock of the Company or further investments in the Company. Each of Oak Investment Partners IX, Oak Affiliates Fund IX,  Oak Affiliates Fund IX - A, Oak Investment Partners X, Oak Affiliates Fund X and David B. Black intends to review its or his investment in the Company on a continuing basis and, depending upon the price and availability of shares of Class A Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to such Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of its or his investment in the Company.

                The paragraph contained in Item 4 captioned “Board Representation” is hereby amended and restated in its entirety as follows:

Board Representation. The terms of the Series B Preferred Stock, as set forth in the Series B Certificate of Designations, provide for the holders of the Series B Preferred Stock to elect one member to the board of directors of the Company (nominated by Oak Investment Partners X, Oak Affiliates Fund X or their affiliates), voting separately as a class upon completion of the initial closing. Additionally, the terms of the Series B-1 Preferred Stock, as set forth in the Series B-1 Certificate of Designations, and the terms of the Series B Preferred Stock, after giving effect to the Amended Series B Certificate of Designations at the Second Closing, provide for the holders of the Series B Preferred Stock and Series B-1 Preferred Stock, voting together as a single class, to elect up to two members to the board of directors of the company (nominated by Oak Investment Partners IX, Oak Affiliates Fund IX - A, Oak Affiliates Fund IX, Oak Investment Partners X, Oak Affiliates Fund X or their affiliates), inclusive of any member elected in connection with the initial closing, to serve on the Company’s board of directors upon the completion of the Second Closing. In connection with the Second Closing, Fredric W. Harman was elected to the Company’s board of directors by the holders of the Series B Preferred Stock and Series B-1 Preferred Stock, voting together as a single class. The holders of the Series B Preferred Stock and Series B-1 Preferred Stock later exercised their right to elect a second member to the Company’s board of directors, and, voting together as a single class, elected David D. Black to the Company’s board of directors on November 14, 2002.

Item 5.	Interest in Securities of the Issuer

Item 5(a) and (b) is hereby amended and restated in its entirety as follows:

(a) and (b)              The approximate percentages of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons is based upon 25,751,059 shares of Class A Common Stock outstanding as of November 11, 2002, as reported in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, plus shares issuable upon the conversion of Series B Preferred Stock and Series B-1 Preferred Stock as described in the following two paragraphs.

Amounts shown as beneficially owned by each of Oak Investment Partners X, Oak Associates X, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the 3,681,000 shares of Class A Common Stock into which the shares of Series B Preferred Stock presently held by Oak Investment Partners X may be initially converted and the 9,107,453 shares of Class A Common Stock into which the shares of Series B-1 Preferred Stock presently held by Oak Investment Partners X may be initially converted. Amounts shown as beneficially owned by each of Oak Affiliates Fund X, Oak X Affiliates, Oak Management, Bandel L. Carano, Edward F. Glassmeyer, Fredric W. Harman, Ann H. Lamont and David B. Walrod include the 59,167 shares of Class A Common Stock into which the shares of Series B Preferred Stock presently held by Oak Affiliates Fund X may be initially converted and the 146,184 shares of Series B-1 Preferred Stock presently held by Oak Affiliates Fund X may be initially converted.

Amounts shown as beneficially owned by each of Oak Investment Partners IX, Oak Associates IX, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include the 2,981,176 shares of Class A Common Stock into which the shares of Series B-1 Preferred Stock presently held by Oak Investment Partners IX may be initially converted. Amounts shown as beneficially owned by each of Oak Affiliates Fund IX - A, Oak IX Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include the 71,163 shares of Class A Common Stock into which the shares of Series B-1 Preferred Stock presently held by Oak Affiliates Fund IX - A may be initially converted. Amounts shown as beneficially owned by each of Oak Affiliates Fund IX, Oak IX Affiliates, Oak Management, Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Fredric W. Harman and Ann H. Lamont include the 31,864 shares of Class A Common Stock into which the shares of Series B-1 Preferred Stock presently held by Oak Affiliates Fund IX may be initially converted.

Amounts shown as beneficially owned by David B. Black include 10,000 shares of Class A Common Stock directly owned by Mr. Black and 800 shares of Class A Common Stock directly owned by Mr. Black’s wife. Mr. Black may be deemed to have indirect beneficial ownership of the 800 shares of Class A Common Stock directly beneficially owned by his wife and Mr. Black disclaims beneficial ownership of such shares of Class A Common Stock. None of the Oak Entities has any voting or investment control over shares of Class A Common Stock beneficially owned by Mr. Black.

Please see Items 7, 8, 9, 10, 11, and 13 for each cover sheet for each Reporting Person.

Item 7.	Material to Be Filed as Exhibits
The first two items listed as Exhibit A and Exhibit B in Item 7 are amended and restated in their entirety as follows:

Exhibit A	Agreement of Reporting Persons, dated February 26, 2003, among the Reporting Persons.
Exhibit B	Power of Attorney, dated February 26, 2003.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2003

Entities:

Oak Investment Partners IX, Limited Partnership

Oak Associates IX, LLC

Oak IX Affiliates Fund - A, Limited Partnership

Oak IX Affiliates Fund, Limited Partnership

Oak IX Affiliates, LLC

Oak Investment Partners X, Limited Partnership

Oak Associates X, LLC

Oak X Affiliates Fund, Limited Partnership

Oak X Affiliates, LLC

Oak Management Corporation

By:      /s/ Edward F. Glassmeyer

Edward F. Glassmeyer, as

General Partner or

Managing Member or as

Attorney-in-fact for the

above-listed entities

Individuals:

Bandel L. Carano

Gerald R. Gallagher

Edward F. Glassmeyer

Fredric W. Harman

Ann H. Lamont

David B. Walrod

David B. Black

By:      /s/ Edward F. Glassmeyer

Edward F. Glassmeyer,

Individually and as

Attorney-in-fact for the

above-listed individuals

INDEX TO EXHIBITS

		Page
EXHIBIT A	Agreement of Reporting Persons, dated February 26, 2003, among the Reporting Persons.	25

EXHIBIT B	Power of Attorney, dated February 26, 2003.	26

EXHIBIT C

Second Amended and Restated Securities Purchase Agreement, dated as of July 24, 2002, by and among the Company and the buyers named therein (filed as Exhibit 4.1 to the Company’s Form 8-K/A filed with the Commission on July 25, 2002, and incorporated herein by reference).

EXHIBIT D

Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company (filed as Exhibit 3.1 to the Company’s Form 8-K filed with the Commission on June 3, 2002, and incorporated herein by reference).

EXHIBIT E

Form of Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series B Convertible Preferred Stock of the Company (filed as Exhibit 3.1 to the Company’s Form 8-K/A filed with the Commission on July 25, 2002, and incorporated herein by reference).

EXHIBIT F

Form of Certificate of Amendment to Certificate of Designations, Preferences and Rights of Series B-1 Convertible Preferred Stock of the Company (filed as Exhibit 3.2 to the Company’s Form 8-K/A filed with the Commission on July 25, 2002, and incorporated herein by reference).

EXHIBIT G

Form of Amended and Restated Registration Rights Agreement, by and among the Company and the buyers named therein (filed as Exhibit 10.1 to the Company’s Form 8-K/A filed with the Commission on July 25, 2002, and incorporated herein by reference).

EXHIBIT H

Registration Rights Agreement, dated as of May 31, 2002, by and among the Company and the buyers named therein (filed as Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on June 3, 2002, and incorporated herein by reference).